Exhibits 5.01 and 23.02

[Davis Polk & Wardwell Letterhead]

August 4, 2008

Roper Industries, Inc.
6901 Professional Parkway East
Suite 200
Sarasota, Florida 34240

Ladies and Gentlemen:

We have acted as special counsel for Roper Industries, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $500,000,000 principal amount of its 6.625% Notes due 2013 (the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated July 29, 2008 (the “Underwriting Agreement”) between the Company and Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC (the “Representatives”), as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of August 4, 2008 (the “Indenture”) by and between the Company and Wells Fargo Bank, N.A. (the “Trustee”), and an Officer’s Certificate issued pursuant thereto on August 4, 2008.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Notes to the extent determined to constitute unearned interest.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

Roper Industries, Inc.	2	August 4, 2008

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell